January 10, 2005

Mr. Larry Leverton
Secretary and Treasurer
Technical Ventures Inc.
3411 McNicoll Ave., Unit 11
Scarborough, Ontario, Canada M1V 2V6

RE:  	Form 8-K Item 4.01 filed December 16, 2004
	File # 33-2775-A

Dear Mr. Leverton:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. Please revise the "date of report" on the cover of your Form 8-K to indicate the date of the earliest event upon which you are reporting. This appears to be December 15, 2004, the date of resignation of Schwartz Levitsky Feldman LLP.

2. Please amend your Item 4.01 Form 8-K to provide the disclosures required by Item 304(a)(1)(ii) of Regulation S-B. Please note that this disclosure should address your accountant`s reports for the last two fiscal years.

3. We read that there were "no disagreements on accounting practices and principles" with your former accountant. Please amend your Item
4.01 Form 8-K to provide all of the disclosures required by Item 304(a)(1)(iv) of Regulation S-B. Please note that this disclosure should be provided for your two most recent fiscal years and the interim period from July 1, 2004 through December 15, 2004 (the date of resignation).

4. We note that your Form 8-K filed on December 16, 2004 did not include an Exhibit 16 letter from your former accountant. Please refer to Item 304(a)(3) of Regulation S-B. When you file an amended
Form 8-K to comply with our comments, please obtain and file an
Exhibit 16 letter from your former accountant stating whether the accountant agrees with the statements made in your amended Form 8-K.
File the amendment under cover of Form 8-KA and include the ITEM
4.01
designation.  File the letter from the former accountant as an
Exhibit 16.


*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 824-5259.


Sincerely,




Jennifer Thompson
Staff Accountant
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Mr. Leverton
January 10, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE